Hugh Redd

Senior Vice President

Chief Financial Officer

FOIA Confidential treatment

is requested by

General Dynamics Corporation

pursuant to 17 CFR 200.83

July 26, 2007

Mr. John Cash

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	General Dynamics Corporation Form 10-K for the year ended December 31, 2006 File No. 1-3671

Via Overnight Delivery and EDGAR

Dear Mr. Cash:

This is to advise you that, pursuant to 17 CFR 200.83, General Dynamics Corporation requests confidential treatment under the Freedom of Information Act of a portion of this letter as marked by asterisks. A separate unredacted version of this letter has been delivered to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

On behalf of General Dynamics Corporation, please note the company’s responses to comments addressed in your letter dated July 12, 2007.

Consolidated Financial Statements

Note A. Summary of Significant Accounting Policies

Revenue Recognition, page 40

SEC Comment

1.	We have read your response to our prior comment nine. We read that, “because SOPs and Audit Guides were considered equivalent to industry practice within the GAAP hierarchy at the time [1990], companies were not required to adopt the recommendations of those documents if they were following a consistently applied industry practice.” Please provide us with a better understanding of what industry practice was like at this time considering SOP 81-1 specifically relates to and sets expected practice for your industry and requires cumulative catch up for changes in estimates.

2941 Fairview Park Drive Suite 100 Falls Church, VA 22042-4513 Tel: 703 876 3387 Fax: 703 876 3264 hredd@generaldynamics.com	GD-0001

July 26, 2007

General Dynamics’ Response

Following the issuance of SOP 81-1 in 1981, several companies in our industry, including TRW Inc., Rohr Industries and Goodrich Corporation, continued to use the prospective method, while others shifted to the cumulative catch-up method. We, together with our independent auditors, evaluated industry practices in 1990, following the issuance of AICPA Audit and Accounting Guide, Audits of Federal Government Contractors, (the Audit Guide) and again in 1992, following the issuance of SAS 69. In both instances, we concluded that the prospective method continued to be a common industry practice. Because we had continuously applied the prospective method for 15 years at the time and believed it best reflected the results of our operations, we continued our use of this method. Moreover, it has been our experience over the years in question that the companies that did shift from the prospective method to the cumulative catch-up method did so more as a result of the consolidation in the defense industry rather than companies electing to change from one method to the other.

By way of background, we note that when SOP 81-1 was issued, industry practice with respect to accounting for changes in estimate was divided. While SOP 81-1 concluded that contractors should use the cumulative catch-up method, SOPs were a “second tier” level of authoritative literature and, thus, their guidance was considered recommended but not required. In fact, the AICPA Industry Audit Guide, Audits of Government Contractors, which was issued in 1975, continued to acknowledge two general practices in use for recognizing changes in estimates on government contracts through 1990. Therefore, while some companies transitioned to the cumulative catch-up method upon the issuance of SOP 81-1, others, including General Dynamics, continued to apply the prospective method based on the belief that this method best reflects the results of their operations.

When the Audit Guide was issued in 1990, SOPs and Audit Guides were still considered second tier GAAP, and thus, industry practice continued to be divided. Contemporaneously with the issuance of the Audit Guide, we spoke with members of the Government Contracts Guide Special Committee, which was responsible for the preparation of the Audit Guide, who stated that the committee did not intend for the Audit Guide to require companies to change from the prospective method to the cumulative catch-up method. In fact, SOP 81-1 acknowledges in its Notice to Readers that even as of 1992 companies might still be following practices that differ from the guidelines in the SOP.

SEC Comment

2.	In light of the fact that the FASB is currently evaluating and considering eliminating the grandfathering provisions of SAS 69, The Meaning of Present Fairly in Conformity with GAAP, we believe you should enhance your disclosures under critical accounting policies to address the following:

•

Because your policy differs from the guidance set forth in SOP 81-1, please clearly disclose why you believe your current accounting practice as it relates to changes in contract estimates is appropriate;

•	Disclose the fact that few (if any) others in your industry use the prospective method rather than the cumulative catch up method;

GD-0002

July 26, 2007

•	Disclose the fact that the FASB is considering a change in GAAP which would require you to use the cumulative catch-up method, and;

•

Quantify the revisions in estimated profits that you did not recognize as of December 31, 2006 under the prospective method in order for your readers to understand the impact of this change if it were to occur.

Please provide to us your proposed disclosures.

General Dynamics’ Response

We will expand our critical accounting policy disclosure addressing revenue recognition related to government contracts in our second quarter 2007 Form 10-Q as follows:

[Existing paragraph] The company follows the guidelines of American Institute of Certified Public Accountants (AICPA) Statement of Position 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. However, the company includes revisions of estimated profits on contracts in earnings under the reallocation method, in accordance with Statement of Financial Accounting Standards (SFAS) No. 154, Accounting Changes and Error Corrections, rather than the cumulative catch-up method. Under the reallocation method, the impact of revisions in estimates is recognized prospectively over the remaining contract term, while under the cumulative catch-up method such impact would be recognized immediately. If a revised estimate of contract profitability reveals an anticipated loss on the contract, the company recognizes the loss in the period it is identified. Anticipated losses cover all costs allocable to the contracts, including G&A expenses.

[New paragraph to follow the above] The company uses the reallocation method, because management believes the majority of factors that typically result in changes in estimates of total contract revenue, total costs or the extent of progress toward completion on the company’s long-term contracts affect both the period in which the change is identified and future periods. Management believes these changes generally reflect expectations as to future performance and, therefore, the reallocation method is the method that best matches the company’s revenues and earnings in the periods in which they are earned. While the company has applied this method consistently for over 30 years, most contractors use the cumulative catch-up method. The Financial Accounting Standards Board (FASB) is currently considering a Standard on the hierarchy of generally accepted accounting principles, which, as currently drafted, would eliminate the company’s ability to use this method of accounting.

With respect to your quantification request, because the company’s accounting systems and processes are not designed to recognize revenue under the cumulative catch-up method, the company cannot determine with the confidence requisite of disclosures to the public in audited, certified financial statements the impact on revenues and earnings that would result if the company had used this method in past periods. The difficulty of applying the cumulative catch-up method to a prior period appears to have been contemplated by both SOP 81-1 and the Audit Guide, both of which provided transition rules that required contractors to apply the new method only to contracts entered into after their respective effective dates.

GD-0003

July 26, 2007

Given the complexity of performing the analysis you requested for over 10,000 active contracts, for purposes of responding to your inquiry, we have performed a high-level analysis on a selection of our contracts representing approximately 90 percent of the company’s year-end 2006 defense business backlog to determine a rough estimate of the impact on our 2006 results of operations that would have resulted from using the cumulative catch-up method. [***] The company does not believe it is appropriate to provide to the readers of our financial statements information that is based on this type of high-level estimate. Therefore, we request that we not be required to include this rough order of magnitude figure in our public filings. Pending the outcome of the FASB’s GAAP hierarchy project, we will continue to evaluate our disclosures in accordance with the requirements of SAB 74. We believe that our consistent use of the prospective method over the past 30 years is well understood by the analysts and investors that follow our company, appropriately reflects the results of our operations, and provides readers of our financial statements with a consistent basis for comparison of our results of operations from period to period.

Note G, Contracts in Process, page 46

SEC Comment

3.	We have read your response to prior comment 14. Given that absent the shift in your pension plan, your other contract cost balance was effectively unchanged year-over-year, we do not object to your request of providing additional disclosures rather than a roll forward of these costs. However, if in the future, the individual cost components included in other contract costs begin to fluctuate from period to period we believe a roll forward would provide a more transparent disclosure for your readers.

General Dynamics’ Response

To the extent the individual cost components included in our other contract costs balance fluctuate materially from period to period, we will provide a roll-forward of this balance in our future filings.

We would welcome the opportunity to discuss these comments with you further. In the meantime, please do not hesitate to contact me with any questions about these matters.

Sincerely,

/s/ L. Hugh Redd
L. Hugh Redd
Senior Vice President and Chief Financial Officer

GD-0004